UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d–102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c)  AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No. 1)*

SUNPOWER CORPORATION

(Name of Issuer)

Class B Common Stock, $.001 par value per share

(Title of Class of Securities)

867652307

(CUSIP Number)

June 21, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867652307

1.	Names of Reporting Persons Capital Ventures International

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 523,295 Shares of Class B Common Stock (1)

	6.	Shared Voting Power 832,532 Shares of Class B Common Stock (1)(2)

	7.	Sole Dispositive Power 523,295 Shares of Class B Common Stock (1)

	8.	Shared Dispositive Power 832,532 Shares of Class B Common Stock (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 832,532 Shares of Class B Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) CO

(1)

Susquehanna Capital Group, Susquehanna Financial Group, LLLP, Susquehanna Investment Group and Susquehanna Securities are affiliated independent broker-dealers who, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2)	Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over 532,295 of these shares.

CUSIP No. 867652307

1.	Names of Reporting Persons Susquehanna Advisors Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares of Class B Common Stock (1)

	6.	Shared Voting Power 832,532 Shares of Class B Common Stock (1)(2)

	7.	Sole Dispositive Power 0 Shares of Class B Common Stock (1)

	8.	Shared Dispositive Power 832,532 Shares of Class B Common Stock (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 832,532 Shares of Class B Common Stock (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) CO

(1)

Susquehanna Capital Group, Susquehanna Financial Group, LLLP, Susquehanna Investment Group and Susquehanna Securities are affiliated independent broker-dealers who, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2)	Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over 532,295 of these shares.

CUSIP No. 867652307

1.	Names of Reporting Persons Susquehanna Capital Group

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 24,938 Shares of Class B Common Stock (1)

	6.	Shared Voting Power 832,532 Shares of Class B Common Stock (1)

	7.	Sole Dispositive Power 24,938 Shares of Class B Common Stock (1)

	8.	Shared Dispositive Power 832,532 Shares of Class B Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 832,532 Shares of Class B Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) BD, PN

(1)

Susquehanna Capital Group, Susquehanna Financial Group, LLLP,  Susquehanna Investment Group and Susquehanna Securities are affiliated independent broker-dealers who, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No. 867652307

1.	Names of Reporting Persons Susquehanna Financial Group, LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares of Class B Common Stock (1)

	6.	Shared Voting Power 832,532 Shares of Class B Common Stock (1)

	7.	Sole Dispositive Power 0 Shares of Class B Common Stock (1)

	8.	Shared Dispositive Power 832,532 Shares of Class B Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 832,532 Shares of Class B Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) BD, PN

(1)

Susquehanna Capital Group, Susquehanna Financial Group, LLLP, Susquehanna Investment Group and Susquehanna Securities are affiliated independent broker-dealers who, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No. 867652307

1.	Names of Reporting Persons Susquehanna Investment Group

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 158,255 Shares of Class B Common Stock (1)

	6.	Shared Voting Power 832,532 Shares of Class B Common Stock (1)

	7.	Sole Dispositive Power 158,255 Shares of Class B Common Stock (1)

	8.	Shared Dispositive Power 832,532 Shares of Class B Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 832,532 Shares of Class B Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) BD, PN

(1)

Susquehanna Capital Group, Susquehanna Financial Group, LLLP, Susquehanna Investment Group and Susquehanna Securities are affiliated independent broker-dealers who, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No. 867652307

1.	Names of Reporting Persons Susquehanna Securities

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 126,044 Shares of Class B Common Stock (1)

	6.	Shared Voting Power 832,532 Shares of Class B Common Stock (1)

	7.	Sole Dispositive Power 126,044 Shares of Class B Common Stock (1)

	8.	Shared Dispositive Power 832,532 Shares of Class B Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 832,532 Shares of Class B Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) BD, PN

(1)

Susquehanna Capital Group, Susquehanna Financial Group, LLLP, Susquehanna Investment Group and Susquehanna Securities are affiliated independent broker-dealers who, together with Capital Ventures International and Susquehanna Advisors Group, Inc., may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No. 867652307

Item 1.
	(a)	Name of Issuer SunPower Corporation (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices 77 Rio Robles San Jose, California 95134

Item 2.
(a)

Name of Person Filing (each, a "Reporting Person")
(i)   Capital Ventures International

(ii)  Susquehanna Advisors Group, Inc.

(iii) Susquehanna Capital Group

(iv) Susquehanna Financial Group, LLLP

(v) Susquehanna Investment Group

(vi) Susquehanna Securities

(b)

Address of Principal Business Office or, if none, Residence
for each Reporting Person:

The address of the principal business office of Capital Ventures International is:

One Capital Place

P.O. Box 1787 GT

Grand Cayman, Cayman Islands

British West Indies

The address of the principal business office of each of Susquehanna Advisors Group, Inc., Susquehanna Capital Group, Susquehanna Financial Group, LLLP, Susquehanna Investment Group and Susquehanna Securities is:

401 City Avenue, Suite 220

Bala Cynwyd, PA 19004

	(c)	Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
	(d)	Title of Class of Securities Class B Common Stock, $.001 par value per share (the “Shares”)
	(e)	CUSIP Number 867652307

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 4867652307

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.  The amount beneficially owned by Susquehanna Investment Group includes options to buy 5,200 shares of the Company’s Class B Common Stock.  The amount beneficially owned by Susquehanna Securities includes options to buy 120,700 shares of the Company’s Class B Common Stock.  The calculation herein of deemed beneficial ownership is based on the Form 8-K filed by the Company with the Securities and Exchange Commission on June 21, 2011 and 16,813,000 shares of Class B Common Stock of the Company issued and outstanding.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

CUSIP No. 867652307

Item 10.	Certifications

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of his/her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2011

CAPITAL VENTURES INTERNATIONAL		SUSQUEHANNA ADVISORS GROUP, INC.

By: Susquehanna Advisors Group, Inc.		By:	/s/Brian Sopinsky
pursuant to a Limited Power of Attorney		Name:	Brian Sopinsky
		Title	Assistant Secretary
By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title	Assistant Secretary

SUSQUEHANNA CAPITAL GROUP		SUSQUEHANNA FINANCIAL GROUP, LLLP

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Authorized Signatory	Title:	Assistant Secretary

SUSQUEHANNA INVESTMENT GROUP		SUSQUEHANNA SECURITIES

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title	General Counsel	Title	Secretary

The Limited Power of Attorney executed by Capital Ventures International, authorizing Bala International, Inc. (predecessor to Susquehanna Advisors Group, Inc.) to sign and file this Amendment No. 1 to Schedule 13G on its behalf, which was filed as Exhibit II to the Schedule 13G filed with the Securities and Exchange Commission on June 22, 2011 with respect to the Class B Common Stock of the Company, is hereby incorporated by reference.

CUSIP No. 867652307

Exhibits:

Exhibit I:  Joint Filing Agreement, dated as of June 22, 2011, by and among Capital Ventures International, Susquehanna Advisors Group, Inc., Susquehanna Securities and Susquehanna Capital Group.

CUSIP No. 867652307

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class B Common Stock, $.001 par value per share, of SunPower Corporation is being filed, and all amendments thereto will be filed, on behalf of each of the entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of June 22, 2011

CAPITAL VENTURES INTERNATIONAL		SUSQUEHANNA ADVISORS GROUP, INC.

By: Susquehanna Advisors Group, Inc.		By:	/s/Brian Sopinsky
pursuant to a Limited Power of Attorney		Name:	Brian Sopinsky
		Title	Assistant Secretary
By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title	Assistant Secretary

SUSQUEHANNA CAPITAL GROUP		SUSQUEHANNA FINANCIAL GROUP, LLLP

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Authorized Signatory	Title:	Assistant Secretary

SUSQUEHANNA INVESTMENT GROUP		SUSQUEHANNA SECURITIES

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title	General Counsel	Title	Secretary